UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 23, 2024
UBS Group AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's

Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of UBS supplementary information

for significant regulated subsidiaries and sub-groups

for
the first and second quarters of 2024, which appear immediately following this page.

Significant regulated subsidiary

and sub-group information
Second quarter

2024

Significant regulated subsidiary and sub-group

information

4
Significant regulated subsidiary
and sub-group information
Unaudited

Regulatory key figures for our significant regulated subsidiaries and sub-
groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding
LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Regulatory requirements Swiss SRB rules Swiss SRB rules Swiss SRB rules EU regulatory rules US Basel III rules
As of or for the quarter ended 30.6.24 31.3.24 30.6.24 31.3.24 30.6.24 31.3.24 30.6.24 31.3.24
1
30.6.24
2
31.3.24
Capital
3
Common equity tier 1 capital

83,001

43,863

82,329

51,971

12,601

12,630
2,740 2,619 23,036 14,136
Additional tier 1 capital

15,132

14,204

15,132

14,204

5,000

5,000
600 600 2,810 2,838
Total going concern capital / Tier 1 capital

98,133

58,067

97,461

66,175

17,601

17,630
3,340 3,219 25,846 16,975
Tier 2 capital

536

537

531

532
256 199
Total capital 3,340 3,219 26,103 17,174
Total gone concern loss-absorbing capacity

98,833

54,773

98,828

54,768

11,238

11,243

2,530
4
2,528
4
7,800
5
7,400
5
Total loss-absorbing capacity

196,966

112,840

196,288

120,943

28,840

28,872
5,870 5,747 33,646
5
24,375
5
Risk-weighted assets and leverage
ratio denominator
3
Risk-weighted assets

509,953

328,732

554,478

356,821

110,294

111,292
12,440 12,645 84,289 75,897
Leverage ratio denominator

1,564,001

1,078,591

921,796

641,315

337,149

337,653
50,630 48,797 205,699
6
183,701
Supplementary leverage ratio denominator 232,968
6
209,750
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio

16.3

13.3

14.8
7

14.6

11.4

11.3

22.0

20.7

27.3

18.6
Going concern capital ratio / Tier 1 capital ratio

19.2

17.7

17.6

18.5

16.0

15.8

26.8

25.5

30.7

22.4
Total capital ratio

26.8

25.5

31.0

22.6
Total loss-absorbing capacity ratio

38.6

34.3

26.1

25.9

47.2

45.5

39.9

32.1
Tier 1 leverage ratio

6.6

6.6

12.6

9.2
Supplementary tier 1 leverage ratio

11.1

8.1
Going concern leverage ratio

6.3

5.4

10.6

10.3

5.2

5.2
Total loss-absorbing capacity leverage ratio

12.6

10.5

8.6

8.6

11.6

11.8

16.4

13.3
Gone concern capital coverage ratio

127.5

105.9
Liquidity coverage ratio
3
High-quality liquid assets (bn) 280.3 251.0 137.0 123.7 78.1 77.5 17.3 18.3 29.7
8
28.4
Net cash outflows (bn) 143.6 131.3 50.5 46.1 53.6 54.4 11.7 12.4 20.1
8
18.9
Liquidity coverage ratio (%) 194.1 191.4 269.5
9
268.7 145.9
10
142.5 148.3 147.9 147.7
8
149.9
Net stable funding ratio
3
Total available stable funding (bn) 882.8 589.3 448.0 274.6 225.0 224.6 15.1 13.6 107.8
8
107.4
Total required stable funding (bn) 691.5 484.7 437.3 288.3 165.3 166.8 11.6 11.1 79.7
8
80.3
Net stable funding ratio (%) 127.7 121.6 102.5
11
95.2 136.1
11
134.6 129.6 122.6 135.4
8
133.7
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
12
3 3
1 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank.

2 Regulatory information for 30 June 2024 is inclusive of Credit Suisse Holdings (USA), Inc.
following the reparenting of this entity under UBS Americas Holding LLC on 7 June 2024. Prior periods have not been restated.

3 Refer to the 30 June 2024 Pillar 3 Report, available under

“Pillar 3 disclosures” at
ubs.com/investors, for more information.

4 Consists of positions that meet

the conditions laid down in

Art. 72a–b of the Capital Requirements

Regulation II with regard to

contractual, structural or legal subordination.

5 Consists of eligible long-term debt that meets the conditions specified in 12 CFR § 252.162 of the final TLAC rules. Total loss-absorbing capacity is the sum of tier 1 capital and eligible long-term debt.

6 Leverage
exposure for 30 June 2024 has

been calculated as if the reparenting

of Credit Suisse Holdings (USA), Inc.

occurred on the first day of

the calendar quarter.

7 On a standalone basis as

of 30 June 2024, UBS

AG’s
phase-in CET1

capital ratio

was 14.8%,

based on

risk-weights of

230% and

320% for

Swiss and

foreign participations,

respectively.

These risk-weights

will increase

to 250%

and 400%

for Swiss

and foreign
participations in a phased manner until 1 January 2028, contributing to UBS AG’s fully applied CET1 capital ratio of 13.5%.

8 The liquidity coverage ratio and net stable funding ratio have been calculated based on a simple daily average of the quarter

which included the business activity of Credit

Suisse Holdings (USA), Inc. beginning on

7 June 2024.

9 In the second quarter of 2024,

the liquidity coverage ratio (the

LCR) of
UBS AG was 269.5%,

remaining above the

prudential requirements communicated

by FINMA.

10 In the second

quarter of 2024,

the LCR of UBS Switzerland AG,

which is a

Swiss SRB, was

145.9%, remaining
above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.

11 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least

80% without taking into account excess funding of

UBS Switzerland AG and 100% after taking into

account such excess funding.

12 Refer to the “Capital, liquidity and

funding,
and balance sheet” section of

the UBS Group Annual Report

2023, available under "Annual

reporting" at ubs.com/investors,

for more information about

the joint and several

liability. Under certain

circumstances,
the Swiss Banking Act and FINMA’s Banking

Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

Significant regulated subsidiary and sub-group

information

5
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and

UBS AG have contributed a

significant portion of

their respective capital
to,

and

provide

substantial

liquidity

to,

such

subsidiaries.

Many

of

these

subsidiaries

are

subject

to

regulations
requiring compliance

with minimum

capital, liquidity

and similar requirements.

The table in

this section summarizes
the

regulatory

capital

components

and

capital

ratios

of

our

significant

regulated

subsidiaries

and

sub-groups
determined under the regulatory framework of

each subsidiary’s or sub-group’s home jurisdiction.
Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities
of subsidiaries. Supervisory

authorities also may

require entities to

measure capital

and leverage ratios

on a stressed
basis and may limit

the ability of

an entity to engage

in new activities or

take capital actions

based on the results

of
those tests.
In June 2024, the Federal Reserve Board released

the results of its 2024

Dodd–Frank Act Stress Test (DFAST).

UBS’s
US intermediate holding company,

UBS Americas Holding LLC,

exceeded the minimum capital requirements under
the severely adverse scenario.

Additional information

on the

above entities

is provided

in the

30 June 2024

Pillar 3 Report,

available under

“Pillar 3
disclosures” at
ubs.com/investors
.

Credit Suisse (Schweiz) AG
(consolidated)
Credit Suisse (Schweiz) AG
(standalone)
Credit Suisse International
(standalone)
All values in million, except where indicated CHF CHF USD
Regulatory requirements Swiss SRB rules Swiss SRB rules UK regulatory rules
As of or for the quarter ended 30.6.24 31.3.24 30.6.24 31.3.24 30.6.24 31.3.24
Capital
1
Common equity tier 1 capital 11,025 11,016 10,370 10,397 12,814 12,896
Additional tier 1 capital 3,100 3,100 3,100 3,100 1,200 1,200
Total going concern capital / Tier 1 capital 14,125 14,116 13,470 13,497 14,014 14,096
Tier 2 capital 0 0
Total capital 14,014 14,096
Total gone concern loss-absorbing capacity 8,825 8,846 8,825 8,882 4,586 4,586
Total loss-absorbing capacity 22,950 22,962 22,295 22,379 18,600 18,682
Risk-weighted assets and leverage ratio

denominator
1
Risk-weighted assets 76,688 82,172 77,359 81,504 19,699 28,068
Leverage ratio denominator 236,215 246,156 234,605 243,924 58,250 67,069
Capital and leverage ratios (%)
1
Common equity tier 1 capital ratio 14.4 13.4 13.4 12.8 65.1 45.9
Going concern capital ratio / Tier 1 capital ratio 18.4 17.2 17.4 16.6 71.1 50.2
Total capital ratio 71.1 50.2
Total loss-absorbing capacity ratio 29.9 27.9 28.8 27.5 94.4 66.6
Tier 1 leverage ratio 24.1 21.0
Going concern leverage ratio 6.0 5.7 5.7 5.5
Total loss-absorbing capacity leverage ratio 9.7 9.3 9.5 9.2 31.9 27.9
Liquidity coverage ratio
1
High-quality liquid assets (bn) 55.0 56.9 54.9 56.9 14.6 14.6
Net cash outflows (bn) 36.5 37.6 36.8 38.0 4.4 4.5
Liquidity coverage ratio (%)
150.8
2
151.3
149.1
3
149.6 345.3 340.3
Net stable funding ratio
1
Total available stable funding (bn) 148.9 133.5 148.0 131.8 23.4 26.7
Total required stable funding (bn) 113.3 116.9 112.7 115.4 16.5 20.0
Net stable funding ratio (%) 131.4 114.2 131.4
4
114.2
4
150.8 136.7
Other
Joint and several liability between UBS AG and Credit Suisse (Schweiz)

AG (bn)
5
0.6 0.6
1 Refer to the 30 June 2024

Pillar 3 Report, available under

“Pillar 3 disclosures” at ubs.com/investors,

for more information.

2 In the second quarter of 2024,

the LCR of Credit Suisse (Schweiz)

AG consolidated
was 150.8%, remaining above the prudential requirements communicated by FINMA.

3 In the second quarter of 2024, the

LCR of Credit Suisse (Schweiz) AG standalone was 149.1%,

remaining above the prudential
requirements communicated by FINMA.

4 Credit Suisse (Schweiz) AG must

always maintain an NSFR of

at least 100% on a standalone basis.

5 The contingent liabilities of Credit

Suisse (Schweiz) AG under this
joint and several liability were fully collateralized through cash deposits from UBS AG.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:_/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By:_/s/ Ella Campi_____________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By:_/s/ David Kelly_____________
Name:

David Kelly
Title:

Managing Director

By:_/s/ Ella Campi_____________
Name:

Ella Campi
Title:

Executive Director
Date:

August 23, 2024